Exhibit 3

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2011

This discussion and analysis is for the year ended December 31, 2011, with comparisons to 2010 and 2009. Unless otherwise noted, all information is current to February 22, 2012 and all currency amounts are in United States (“US”) dollars. The discussion and analysis is intended to complement and supplement the consolidated financial statements of Minefinders Corporation Ltd. (“Minefinders” or the “Company” or “our”) for the year ended December 31, 2011 (the “Financial Statements”) and should be read together with the Financial Statements.

As of January 1, 2011, financial results are prepared and reported in accordance with International Financial Reporting Standards (“IFRS”). As a result, accounting policies, presentation, financial statement captions and terminology used in this discussion and analysis differ from those used in financial reporting in previous years. Further details on the transition to IFRS are included in the Changes in Accounting Policies section beginning on page 19 and in note 22 to the Financial Statements.

The Company uses both IFRS and certain non-IFRS measures to assess performance. This discussion and analysis includes non-IFRS supplementary financial measures of “operating cash cost per ounce”, “total cash cost per ounce”, “operating cash flow before changes in working capital” and “adjusted net income”. These supplementary financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of these supplementary performance measures to IFRS refer to the Supplementary Financial Measures section beginning on page 24.

Additional information, including our Annual Information Form for the year ended December 31, 2011, is available on SEDAR at www.sedar.com.

Company Overview

Minefinders is engaged in precious metals mining and exploration. Commercial production of gold and silver commenced May 1, 2009, at the Company’s wholly-owned Dolores Mine in Mexico. The Dolores Mine has a well-defined mineral deposit with exploration upside and reserves supporting an open pit mine life of more than 16 years at current throughput. There is potential to expand production through the addition of a mill to enhance recoveries from high-grade ore in the open pit and from underground ore below, and peripheral to, the planned pit. Construction of a mill at the Dolores Mine and an underground exploration and development program were approved by the board of directors in the fourth quarter of 2011 and the Company has commenced initial work on these projects.

Minefinders also has exploration properties in Mexico and the United States at various stages of advancement, including the La Bolsa gold deposit where initial work on the construction of a mine has begun, prospective silver targets at Planchas de Plata and Real Viejo and other highly prospective gold and silver properties, including the La Virginia gold and silver district, all in Sonora, Mexico.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the NYSE AMEX Equities (symbol MFN). Minefinders is also included in the S&P/TSX Global Gold Index and Global Mining Index, leading benchmarks for the global gold and mining industry sectors.

On January 22, 2012, Pan American Silver Corp. (“Pan American”) and the Company entered into a definitive agreement (the “Arrangement Agreement”) whereby Pan American will acquire all of the issued and outstanding common shares of the Company for consideration of CDN$1.84 in cash and 0.55 of a

Pan American common share per common share of Minefinders. The consideration represents a total offer value of CDN$15.60 per share of the Company based on the January 20, 2012 closing price of the Pan American shares on the TSX and there are all cash and all share election options available to Minefinders shareholders subject to pro-ration based on total aggregate cash and share pools.

The proposed transaction is subject to certain conditions, including court and shareholder approval. Pursuant to the Arrangement Agreement, the proposed transaction is also subject to applicable stock exchange and regulatory approvals and the satisfaction of certain closing conditions. The Arrangement Agreement also provides for reciprocal termination payments of CDN$42.0 million and reciprocal expense reimbursement of payments of CDN$5.0 million in certain specified circumstances.

The transaction is expected to close in late March, 2012. A copy of the Arrangement Agreement is available under the Company’s profile on SEDAR.

2011 Summary Results

Production

  Gold production of 74,193 ounces and silver production of 3,572,357 ounces, including fourth quarter gold production of 20,531 ounces and silver production of 918,737 ounces.

  Sales of 74,372 ounces of gold and 3,552,031 ounces of silver at an operating cash cost of $464 per gold equivalent ounce or negative $711 per gold ounce using silver as a by-product. Fourth quarter sales were 20,664 gold ounces and 887,007 silver ounces at an operating cash cost of $424 per gold equivalent ounce or negative $566 per gold ounce using silver as a by-product.

Financial

  Revenue of $241.2 million including $62.0 million in the fourth quarter.

  Income from operations of $131.4 million including $35.7 million in the fourth quarter.

  Net income of $91.1 million, or $1.12 per share including $59.6 million in the fourth quarter, or $0.72 per share.

  Adjusted net income of $82.5 million, or $1.02 per share including $23.7 million in the fourth quarter, or $0.29 per share.

  Operating cash flow before changes in non-cash working capital of $147.0 million, or $1.81 per share including $40.4 million in the fourth quarter, or $0.49 per share.

  Working capital of $310.9 million at December 31, 2011.

  The Company settled in full its $52.1 million face value convertible notes maturing in December 2011 in accordance with their terms. In settling the notes, the Company issued 4,202,199 common shares on the conversion of $45.72 million face value of the notes. The remaining notes with a face value of $6.34 million were held to maturity and settled by a cash payment of $6.34 million in respect of the principal and $0.14 million in respect of accrued interest.

  As of January 3, 2012, being the final date to exercise, all of the 2,828,500 warrants outstanding as of December 31, 2011 had been exercised for cash proceeds of CDN$14.1 million with the exception of 3,000 warrants that expired unexercised.

Management’s Discussion & Analysis	2	Minefinders Corporation Ltd.

Exploration and Development

  Ongoing exploration results from the Company’s La Virginia project reported during the year included high-grade gold and silver intercepts from the Las Huatas, Con Virginia and El Campo Santo zones of the primary La Virginia zone. Detailed drill results were reported by news release on February 14, 2011, June 28, 2011 and October 17, 2011. During the year, 48 holes representing 15,686 metres of drilling were completed at La Virginia.

  On October 25, 2011 the Company filed on SEDAR and EDGAR a National Instrument 43-101 compliant technical report on the updated reserves and resources for the Dolores Mine previously reported by news release on May 4, 2011. The technical report was prepared by independent engineering firm Chlumsky, Armbrust and Meyer, LLC and is titled “NI 43-101 Technical Report, Dolores Gold-Silver Project, Chihuahua, Mexico” dated September 30, 2011.

Outlook

2012 Forecast

For the 2012 year, Minefinders expects to produce and sell approximately 75,000 to 80,000 ounces of gold and 3.5 million to 4.0 million ounces of silver, all sourced from the Dolores Mine.

Operating costs and the timing and amount of capital expenditures for 2012 are currently being evaluated in the context of the proposed transaction with Pan American as the Arrangement Agreement restricts the Company from incurring certain expenditures and from entering into certain contracts prior to the closing of the transaction. These restrictions include expending significant capital on the planned mill addition at the Dolores Mine as well as on certain items relating to the construction of a mine at La Bolsa.

All production from the Dolores Mine is unhedged. The forecast represents full year estimates and actual production will vary by quarter.

Dolores Mine

In April 2010, the Company reported results of a draft pre-feasibility study assessing the economic benefit of adding a mill to the Dolores Mine. On November 7, 2011 the Company reported by news release that the board of directors had approved the addition of a mill to complement the existing heap leach operation at Dolores. The mill is expected to have a minimum capacity of 6,500 tonnes per day. Concurrently, the Company is accelerating the development of an underground exploration program below the existing open pit at Dolores. This work will include engineering, procurement of underground equipment and upon receipt of final permits, construction of an underground portal and decline. The planned mill is expected to treat high-grade ore from the open pit, process additional underground ore and increase production capacity. Initial engineering has begun and a technical report on the addition of the mill is currently being prepared by an independent engineering firm. However, the Company is currently restricted from incurring significant expenditures on the addition of a mill at Dolores pursuant to the Arrangement Agreement and, on completion of the Arrangement, the nature and timing of the planned mill addition and underground development program may change.

The current open-pit mine plan and Dolores Mine economics do not take into account significant high-grade gold mineralization that occurs below and up to one kilometre peripheral to the open pit or the potential increased gold and silver production that would result from processing high-grade open pit ore

Management’s Discussion & Analysis	3	Minefinders Corporation Ltd.

through a mill. Previous metallurgical studies conducted in the preparation of the original Dolores feasibility study have shown recoveries for gold of 90-95% and silver of 85-90% through conventional milling, flotation and leaching. Expected heap leach recoveries are 72.3% for gold and 50.8% for silver and, consequently, the higher recoveries from ore processed through a mill are expected to have a positive effect on the long-term Dolores economics.

Phase 1 Leach Pad Update

In June 2010 a tear was identified in the phase 1 leach pad which required cessation of leaching until repairs could be completed. Remediation work to date has included excavation and movement of 2.2 million tonnes of non-leached and higher grade material from the phase 1 leach pad to the phase 2 leach pad in order to accelerate metal recovery and expose the damaged area.

Assessment of the excavated area on the phase 1 leach pad during the fourth quarter of 2011 shows more damage to the liner than anticipated and indicates the liner may be impaired upslope from the excavated area. Accordingly, the Company is assessing various options to fully remediate the liner.

The remaining material on the phase 1 leach pad consists of approximately 8.3 million tonnes containing an estimated 3,800 recoverable gold ounces and 575,000 recoverable silver ounces. Given the lower grade of this material, it will not be moved to the phase 2 leach pad currently in production or to the phase 3 leach pad, construction of which is expected to be completed in 2012. Instead, this material will be reserved as a lower grade ore stockpile for future processing, the manner of which will be determined based on the resolution of a remediation plan for the phase 1 pad.

La Bolsa Property

Minefinders reported by news release on July 7, 2010 positive results of a pre-feasibility study of the economic viability of a mine at the La Bolsa property. On November 7, 2011 the Company reported by news release that the Company had received the most significant permits required from the relevant Mexican authorities for the Board to approve, and for management to commence, the construction of a mine at La Bolsa. The construction decision is based on the previously reported positive pre-feasibility study results as well as detailed engineering which was substantially completed in the third quarter of 2011 by an independent engineering contractor retained by the Company. Initial site access and infrastructure as well as adequate water supplies needed to operate the mine are currently being established. The recruitment of senior personnel necessary to construct and operate La Bolsa has also commenced. However, the Company is currently restricted from incurring certain expenditures on the construction of a mine at La Bolsa pursuant to the Arrangement Agreement with Pan American and, on completion of the Arrangement, the timing of the construction of a mine at La Bolsa may change.

Liquidity

At December 31, 2011, the Company had working capital of $310.9 million and long term debt of $30.5 million, consisting entirely of convertible notes maturing in December 2015. The Company expects to meet its cash requirements from net proceeds from the sale of gold and silver, working capital on hand and funds available through its revolving credit facility.

Management’s Discussion & Analysis	4	Minefinders Corporation Ltd.

Summary Financial and Operating Performance

The following table presents summary financial and operating information for each of the last three years. Summary information for 2009 is reported in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Summary information for 2011 and 2010 is reported in accordance with IFRS.

In millions, except ounces, per share amounts, per ounce amounts and average realized prices.

	2011	2010	2009(1)
Gold ounces sold	74,372	55,977	75,126
Silver ounces sold	3,552,031	1,153,547	1,285,721
Gold equivalent ounces sold(2)	155,498	75,767	94,676

Gold ounces produced	74,193	56,110	77,264
Silver ounces produced	3,572,357	1,218,664	1,318,245

Revenue	$241.2	$92.9	$75.2
Adjusted net income (loss)(3)	82.5	6.8	(4.3)
Adjusted net income (loss) per share	1.02	0.10	(0.07)
Net income (loss)	91.1	(4.0)	(4.3)
Net income (loss) per share	1.12	(0.06)	(0.07)
Cash flow provided by operating activities	118.7	11.9	10.0

Operating cash cost per gold equivalent ounce sold(2)(3)	464	585	550
Operating cash cost per gold ounce sold, net of silver credit(3)	(711)	345	435

Total cash cost per gold equivalent ounce sold(2)(3)	505	620	576
Total cash cost per gold ounce sold, net of silver credit(3)	(627)	393	467

Average realized price per gold ounce sold	1,561	1,212	993
Average realized price per silver ounce sold	35.22	21.63	15.09

	2011	2010	2009(1)
Cash, cash equivalents and short term investments	$239.2	$166.9	$30.4
Working capital	310.9	167.4	53.0
Total assets	597.3	465.6	280.2
Long-term debt	30.5	46.5	71.4
Shareholders’ equity	458.9	285.0	196.0
(1)	Reflects pre-commercial production to April 30, 2009.
(2)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in 2011 were estimated using a 44 to 1 silver to gold ratio (2010 – 58 to 1 ratio, 2009 – 66 to 1 ratio).

(3)	See the Supplementary Financial Measures section on page 24.

Management’s Discussion & Analysis	5	Minefinders Corporation Ltd.

Selected Quarterly Information

The following table presents selected unaudited quarterly operating results for each of the last eight quarters.

In millions, except tonnes, grade, ounces, per ounce amounts and per share amounts.

	Dec 31,	Sept 30,	June 30,	March 31,	Dec 31,	Sept 30,	June 30,	March 31,
	2011	2011	2011	2011	2010(4)	2010(4)	2010(4)	2010(4)
Ore tonnes mined	2,296,385	2,264,955	2,060,024	1,722,427	1,575,242	1,261,412	1,868,877	1,183,221
Strip ratio (waste to ore) (1)	1.31	2.13	2.26	1.43	1.48	2.13	1.84	3.30
Ore tonnes stacked on the pad	1,469,894	1,495,873	1,513,498	1,562,145	1,420,804	1,127,834	1,567,534	1,438,121
Average gold grade per tonne stacked(2)	0.53	0.53	0.49	0.55	0.60	0.52	0.45	0.37
Average silver grade per tonne stacked(2)	46.70	42.77	40.85	51.01	56.96	52.99	36.01	20.90
Gold ounces produced	20,531	16,279	19,571	17,812	16,102	7,447	13,783	18,778
Silver ounces produced	918,737	692,121	1,004,739	956,760	511,544	184,887	277,147	245,086
Gold ounces sold	20,664	15,945	20,772	16,991	14,150	8,070	14,073	19,684
Silver ounces sold	887,007	693,532	1,087,732	883,760	423,950	202,800	266,129	260,668
Revenue	$62.0	$53.8	$73.1	$52.3	$31.3	$13.6	$21.6	$26.4
Production costs	15.9	16.3	22.4	17.8	10.8	8.4	11.2	14.4
Income from operations	35.7	29.0	40.9	25.8	14.3	0.7	2.5	4.0
Net income (loss)	59.6	(1.3)	30.5	2.3	(6.7)	(11.6)	3.2	11.1
Net income (loss) per share	0.72	(0.02)	0.38	0.03	(0.10)	(0.18)	0.05	0.17
Adjusted net income (loss) (3)	23.7	13.2	26.6	19.0	11.3	(3.8)	(0.5)	(0.2)
Adjusted net income (loss) per share(3)	0.29	0.16	0.33	0.24	0.17	(0.06)	(0.01)	(0.00)
Cash flow provided by (used in) operating activities(3)	24.0	17.4	43.7	31.2	9.9	(4.5)	1.5	5.0
Operating cash cost per gold equivalent ounce sold(3)	424	506	460	472	472	743	597	609
Total cash cost per gold equivalent ounce sold(3)	470	549	497	509	511	779	630	643
(1)	Excludes capitalized pre-stripping tonnes.
(2)	Grams per tonne.
(3)	See the Supplementary Financial Measures section on page 24.
(4)

Summary financial information for the 2010 quarters has been recast to reflect immaterial changes to deferred income tax expense resulting from an additional IFRS transition item identified during the 2011 audit.

Management’s Discussion & Analysis	6	Minefinders Corporation Ltd.

The Company’s quarterly income from operations and cash flow from operations are largely driven by gold and silver production and associated operating expenses at the Dolores Mine, sales volume and gold and silver prices.

Quarterly gold and silver production is driven primarily by the trailing volume of ore tonnes stacked on the leach pad and the associated gold and silver grades and recoveries of the ore. Recovery of gold and, more significantly due to substantially longer leach cycles, silver, is also driven by the duration ore remains under leach. The tear identified in the liner of the phase 1 leach pad required termination of leaching on that pad until the repairs are complete. This negatively affected gold and silver production in the third and fourth quarters of 2010. Production increased in 2011 with the commissioning of the phase 2 leach pad during the fourth quarter of 2010 with all production in 2011 sourced from the phase 2 leach pad. Gold and silver production was also negatively affected in the third quarter of 2011 due to reduced cyanide concentrations going to the leach pad in order to manage supplies. Further, the stacking plan on the phase 2 leach pad was modified to allow for repairs to a crushed collection pipe on the pad. This delayed the formation of patios for leaching and the associated recovery of gold and silver. These issues were largely mitigated by the fourth quarter of 2011 and production increased to planned volumes.

Crusher Throughput

Crusher throughput has averaged approximately 1.45 million tonnes per quarter over the last eight quarters. Throughput generally trended below plan from commencement of commercial production through fiscal 2010 due to fabrication issues with one of the three tertiary screens, certain bottlenecks identified in the circuit and, in the third and fourth quarters of 2010, remediation activities on the phase 1 leach pad which restricted pad space on which to stack ore. Repairs on the third tertiary screen were completed in June 2010 and additional modifications were completed during the third quarter of 2010 to eliminate the identified bottlenecks. However, throughput generally varies with equipment availability which is affected by planned and unplanned downtime for maintenance.

Ore Grade

In the Dolores open pit mine, ore grade can vary significantly higher or lower on a bench-by-bench basis. This grade volatility can be mitigated in part over the life of the mine through selective mining of various ore grades across a number of open bench faces. Previously, the Company was somewhat restricted in the areas in which it could mine with varying ore availability due to delays encountered in relocating the old Dolores Village and pre-stripping required to access ore in phases 2 and 3 of the open pit. As a result, gold and silver grades fluctuated significantly quarter by quarter through 2010. With the village relocated and pre-stripping activities well advanced, ore availability increased significantly and gold grade escalated from the low grades experienced during the first quarter of 2010. Silver grades have also generally increased with the advancement of phase 2 and phase 3 in the open pit.

Gold and Silver Recovery

Recovery of gold and silver from the leach pad is primarily driven by ore type and the duration ore is under leach. With respect to gold, the majority of recoverable gold ounces stacked on the leach pad are recovered over approximately three months of leaching. The silver leach cycle is substantially longer with the majority of recovery occurring over the course of approximately one year or more under leach. Refinement of the leach pad chemistry in the third quarter of 2010 has led to more rapid silver recovery which, in combination with higher grades, has resulted in increased silver production beginning in the fourth quarter of 2010. Gold and silver recovery was somewhat limited during the third and fourth quarters

Management’s Discussion & Analysis	7	Minefinders Corporation Ltd.

of 2010 as a result of reduced leaching due to the tear in the liner of the phase 1 leach pad. Gold and silver recovery was also negatively affected in the third quarter of 2011 due to reduced cyanide concentrations going to the leach pad in order to manage supplies. Further, the stacking plan on the phase 2 leach pad was modified to allow for repairs to a crushed collection pipe on the pad. This delayed the formation of patios for leaching and the associated recovery of gold and silver. These issues were largely mitigated by the fourth quarter of 2011 and production increased to planned volumes.

Production Costs

Production costs reflect the mining, processing and general and administration expenses incurred in the production of gold and silver. The majority of these costs are represented by mine site payroll and contracts for various services on site. Consumption materials such as fuel, reagents and spares and an allocation of non-cash share-based compensation make up the remaining balance. Gross production costs recorded to the income statement are adjusted for changes in inventory and, excluding allocated share-based compensation costs, used in the calculation of operating and total cash cost per ounce. Gross production costs before inventory adjustments can vary on a quarter by quarter basis, subject to the operating plan, changes in input costs and foreign currency fluctuations. Cost per gold equivalent ounce produced varies based on production costs net of inventory adjustments, sales volume during the period and the silver to gold ratio used to calculate gold equivalent ounces sold and remaining in inventory. While the Company, like others in the industry, has experienced production cost pressure in 2011, the Company believes there are cost saving opportunities that can be realized and is continuously working to manage and reduce gross operating costs.

Gold and Silver Prices

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, fluctuation of the United States dollar against other major currencies and certain other factors. It is not possible to accurately forecast the trends of gold and silver prices and their effect on future results from operations. The Company has never engaged in any hedging to reduce its exposure to commodity risk.

Gold and silver prices below are the afternoon fix as published by the London Bullion Market Association:

		Dec 31, 2011	Sept 30, 2011	June 30, 2011	March 31, 2011	Dec 31, 2010
Gold	End of quarter	$1,574.50	$1,620.00	$1,505.50	$1,439.00	$1,410.25
	Quarter high	1,795.00	1,895.00	1,552.50	1,447.00	1,421.00
	Quarter low	1,531.00	1,483.00	1,418.00	1,319.00	1,313.50
	Average	1,684.93	1,702.12	1,506.13	1,386.27	1,367.68
Silver	End of quarter	28.18	30.45	35.02	37.87	30.63
	Quarter high	35.42	43.49	48.70	37.87	30.70
	Quarter low	26.16	28.16	32.50	26.68	21.95
	Average	31.87	38.80	37.96	31.86	26.43

Management’s Discussion & Analysis	8	Minefinders Corporation Ltd.

Fourth Quarter Summary Results

Gold production was 20,531 ounces in the fourth quarter of 2011 as compared to 16,102 ounces in the fourth quarter of 2010 and 20,960 ounces in the fourth quarter of 2009. Gold production decreased in 2010 as compared to 2009 primarily due to remediation work on a tear in the leach pad liner which required cessation of leaching on affected areas of the leach pad commencing in the second quarter and also due to lower average ore gold grades stacked to the leach pad in preceding quarters. Gold production increased in 2011 with the commissioning of the phase 2 leach pad in the fourth quarter of 2010.

Silver production increased to 918,737 ounces in the fourth quarter of 2011 as compared to 511,544 ounces in the fourth quarter of 2010 and 296,992 ounces in the fourth quarter of 2009. Silver recovery increased in 2011 and in 2010, despite the negative effect of the remediation work on the tear in the leach pad liner during 2010, due to the general increase in silver ore grade stacked to the leach pad since 2009 and the increasing duration of ore under leach.

Gold and silver grades of ore stacked to the leach pad averaged 0.53 grams per tonne and 46.70 grams per tonne, respectively, for the fourth quarter of 2011 as compared to 0.60 grams per tonne and 56.96 grams per tonne in the fourth quarter of 2010 and 0.61 grams per tonne and 18.00 grams per tonne in the fourth quarter of 2009. Gold and silver grades varied from the prior year primarily due to the sequencing of mining in the open pit.

Ore tonnes crushed and stacked averaged approximately 15,977 tonnes per day during the fourth quarter of 2011, up from approximately 15,444 tonnes per day in the fourth quarter of 2010 and down from 17,612 tonnes per day in the fourth quarter of 2009. Tonnes stacked to the leach pad vary with equipment availability due to maintenance programs and changes to stacking plans and stacking capacity on the leach pads.

The fourth quarter of 2011 saw revenue of $62.0 million as compared to $31.3 million in the fourth quarter of 2010 and $27.8 million in the fourth quarter of 2009. The increase in revenue is the result of higher realized prices on gold and silver sales and higher gold equivalent production in the fourth quarter of 2011.

Cash operating cost per gold equivalent ounce sold was $424 in the fourth quarter of 2011 compared with $472 for the fourth quarter of 2010 and $593 for the fourth quarter of 2009. Cash operating costs using silver as a by-product were negative $566 in the fourth quarter of 2011 as compared to negative $78 in the fourth quarter of 2010 and $475 for the fourth quarter of 2009. Despite increasing cost pressure on operating expenses through 2011, cash operating costs per gold equivalent ounce have decreased compared to the prior year due to higher gold equivalent ounces sold, driven by higher silver production and supplemented by a lower silver to gold ratio.

Earnings from operations increased to $35.7 million in the fourth quarter of 2011 as compared to $14.3 million in the fourth quarter of 2010 with increased revenues and lower operating costs. Net income was $59.6 million, or $0.72 per share, in the fourth quarter of 2011 compared with a net loss of $6.8 million, or a loss of $0.10 per share, in the fourth quarter of 2010. As the Company transitioned to IFRS effective January 1, 2011 with comparatives to 2010 only, no comparative IFRS information is available for earnings in 2009. Net income in the fourth quarter of 2009 in accordance with Canadian GAAP was $4.3 million or $0.07 per share.

Management’s Discussion & Analysis	9	Minefinders Corporation Ltd.

2011 Production Results

Production Summary
	2011	2010	2009(1)
Gold ounces produced	74,193	56,110	77,264
Silver ounces produced	3,572,357	1,218,664	1,318,245

Ore tonnes mined	8,343,791	5,888,752	6,373,148
Waste tonnesmined(2)	14,938,316	12,346,052	24,151,894
Total tonnes mined(2)	23,282,107	18,234,804	17,778,746
Strip ratio (waste to ore)(2)	1.79	2.10	2.79

Ore tonnes stockpiled (removed from stockpile)	2,342,686	339,442	804,415

Ore tonnes stacked on the pad	6,041,410	5,554,293	5,545,592
Average gold grade per tonne stacked(3)	0.53	0.48	0.70
Average silver grade per tonne stacked(3)	45.38	40.91	20.58
(1)	Reflects pre-commercial production to April 30, 2009.
(2)	Excludes 7,648,823 (2010 – 9,410,347, 2009 – 2,338,428) capitalized pre-stripping tonnes mined during the year.
(3)	Grams per tonne.

Gold production increased in 2011 primarily due to higher average gold grades and more ore tonnes stacked to the leach pad than in 2010. Further, production in 2010 was negatively affected by remediation work on a tear in the phase 1 leach pad which required cessation of leaching on affected areas of the pad. Gold production in 2011 decreased as compared to 2009 due to lower average grades stacked to the leach pad in 2011 partially offset by more ore tonnes stacked in 2011 as compared to 2009.

Silver production increased in 2011 as compared to 2010 and 2009 primarily due to higher average silver grades and more ore tonnes stacked to the leach pad. Refinement of the leach pad chemistry in the third quarter of 2010 also led to more rapid silver recovery through 2011. Silver production in 2010 was lower than 2009 despite the higher silver grades stacked in 2010 due to the negative effect of the remediation work on a tear in the phase 1 leach pad. All production in 2011 was sourced from the phase 2 leach pad.

Although production increased in 2011 as compared to the prior year, production in the third quarter was lower than planned due to a reduction in cyanide concentration going onto the leach pad and timing of placing ore under irrigation. As a result of the Company's primary supplier of cyanide declaring force majeure at the end of June 2011 it became necessary to conserve cyanide supplies. Cyanide concentrations going to the pad were reduced with a resultant slower recovery of gold and particularly silver. Supplies returned to normal levels during the fourth quarter as did the concentration level of cyanide being applied to the leach pad and the levels of gold and silver in solution.

In addition, the west side of the phase 2 leach pad suffered a crushed collection pipe that prevented collection of solution in one of two collection pipes. In order to maintain the bulk of production while accessing the affected area for remediation, the east side of the pad was prepared for stacking during the third quarter. While no metal was lost as a result of this event, metal production was delayed during the changeover while new patios were prepared for irrigation. The area under leach increased in the

Management’s Discussion & Analysis	10	Minefinders Corporation Ltd.

fourth quarter of 2011 and production returned to planned levels. Leach solution continues to be diverted to other collection areas of the phase 2 leach pad while remediation of the affected area continues.

Ore tonnes crushed and stacked averaged approximately 16,552 tonnes per day in 2011, up from approximately 15,220 tonnes per day in 2010 and 15,200 tonnes per day in 2009 and representing 92% of the crusher capacity of 18,000 tonnes per day.

Gold and silver grades of ore stacked to the leach pad averaged 0.53 grams per tonne and 45.38 grams per tonne, respectively, in 2011 as compared to 0.48 grams per tonne and 40.91 grams per tonne in 2010 and 0.70 grams per tonne and 20.58 grams per tonne in 2009. Gold and silver grades stacked in 2011 are substantially consistent with plan and have generally increased from the prior year primarily due to sequencing in the open pit and mining practice improvements designed to decrease dilution. In addition, during the first quarter of 2010, lower grade stockpiled tonnes were processed to supplement the deficit in mined ore tonnes realized from the initial benches in phase 2 of the open pit where there was a higher initial strip ratio.

2011 Financial Results

Financial results for 2011 and 2010 are reported in accordance with IFRS. Financial results for 2009 are reported in accordance with Canadian GAAP. A comparison of 2011 financial results to 2010 and 2009 is as follows:

Sales and Operating Costs Summary

In millions, except ounces and per ounce amounts.

	2011	2010	2009(1)
Gold ounces sold	74,372	55,977	75,126
Silver ounces sold	3,552,031	1,153,547	1,285,721
Gold equivalent ounces sold(2)	155,498	75,767	94,676

Gold sales proceeds	$116.1	$67.9	$74.6
Silver sales proceeds	125.1	25.0	19.4
Total sales proceeds	241.2	92.9	94.0

Total revenue	241.2	92.9	75.2
Cash production costs	72.2	44.3	52.1
Royalties	6.3	2.7	2.2

Operating cash cost per gold equivalent ounce sold(2)(3)	464	585	550
Total cash cost per gold equivalent ounce sold(2)(3)	505	620	576
Operating cash cost per gold ounce, net of silver credit(3)	(711)	345	435
Total cash cost per gold ounce, net of silver credit(3)	(627)	393	467
(1)	Reflects pre-commercial production to April 30, 2009.
(2)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in 2011 were estimated using a 44 to 1 silver to gold ratio (2010 – 58 to 1 ratio, 2009 – 66 to 1 ratio).

(3)	See the Supplementary Financial Measures section on page 24.

Management’s Discussion & Analysis	11	Minefinders Corporation Ltd.

Revenue

Revenue of $241.2 million in 2011 resulted from the sale of 74,372 ounces of gold and 3,552,031 ounces of silver at realized prices of $1,561 per ounce of gold and $35.22 per ounce of silver. Revenue of $92.9 million in 2010 resulted from the sale of 55,977 ounces of gold and 1,153,547 ounces of silver at realized prices of $1,212 per ounce of gold and $21.63 per ounce of silver. Sales proceeds of $94.0 million in 2009, of which $75.2 million was recorded as revenue to the income statement, resulted from the sale of 75,126 ounces of gold and 1,285,721 ounces of silver at realized prices of $1,009 per ounce of gold and $15.62 per ounce of silver. The increase in revenue in 2011 from 2010 and 2009 is due to higher volume of gold and silver sales and higher average realized prices.

Production Costs

In millions except per tonne amounts.

	2011	2010	2009(1)
Mining costs(2)	$40.3	$25.2	$25.4
Processing costs	32.9	22.9	20.9
Mine general and administrative costs	18.1	14.9	13.5
Share-based compensation included in production costs	0.2	0.5	-
Change in inventory	(19.1)	(18.7)	(7.7)
Production costs	72.4	44.8	52.1
Mining cost per tonne mined (ore and waste)	1.73	1.38	1.05
Mining cost per ore tonne mined	4.83	4.29	3.99
Processing cost per ore tonne stacked	5.45	4.12	3.77
Mine general and administrative cost per ore tonne stacked	3.00	2.68	2.43
Cost per ore tonne stacked(3)	13.28	11.09	10.19
(1)	Includes pre-commercial production costs from January 1, 2009 to April 30, 2009. Reported in accordance with Canadian GAAP.
(2)	Excludes capitalized pre-stripping costs of $13.2 million in 2011 (2010 - $14.8 million, 2009 - $2.9 million).
(3)

Reflects total estimated cost per ore tonne stacked to the leach pad, excluding cost of ore stockpiled or removed from stockpile during the period, calculated as the sum of mining cost per ore tonne mined and processing and mine general and administrative costs per ore tonne stacked.

In 2011, mining cost per tonne of ore and waste mined was $1.73 compared with $1.38 in 2010 and $1.05 in 2009. The increase in mining cost per tonne in 2011 is primarily attributable to the introduction of reverse circulation drilling to assist in ore definition, higher maintenance costs and longer hauls. The mining cost per ore tonne mined was $4.83 in 2011, compared with $4.29 in 2010 and $3.99 in 2009. The increase in the cost per ore tonne mined in 2011 as compared to the prior years is due to higher per tonne mining costs partially offset by a lower strip ratio.

Processing costs include operating and maintenance costs associated with the crushing, stacking, and leaching of ore and gold and silver recovery in the Merrill Crowe plant. Processing cost per tonne of ore stacked was $5.45 in 2011 compared to $4.12 in 2010 and $3.77 in 2009. Processing costs for the year

Management’s Discussion & Analysis	12	Minefinders Corporation Ltd.

include approximately $2.9 million in incremental costs incurred on remediation activities on the phase 1 leach pad recorded to processing costs. Processing cost per tonne stacked during 2011 was positively affected by higher crusher throughput as compared to the same period in 2010 and 2009 offset by the higher gross processing costs attributable in part to the remediation activities on the phase 1 leach pad.

In 2011, mine general and administrative cost per tonne of ore stacked was $3.00 compared with $2.68 in 2010 and $2.43 in 2009. Mine general and administrative costs have generally increased in 2011, most significantly due to an increase in the number of employees and costs associated with the employees at the mine, with the higher general and administrative costs being partially offset by the higher crusher throughput as compared to the previous years.

In addition to the discussion above, production costs have generally increased in 2011 as compared to 2010. Peso denominated mining, processing and general and administrative costs, including labour, have increased due to the general strengthening of the Mexican Peso during most of 2011 against the US dollar. In addition, costs related to labour, reagents, explosives, diesel and other consumables have increased in 2011 as compared to 2010 and 2009, further contributing to higher operating costs.

The change in inventory charged to operations represents the net effect of cost and physical additions to ore stockpiles, work in process and finished goods inventory less inventory processed during the period.

Cash operating cost per gold equivalent ounce sold was $464 in 2011 compared with $585 in 2010 and $550 in 2009. Despite increasing cost pressures, operating cash cost per ounce was positively affected by the higher gold equivalent production during 2011, driven by higher silver production and supplemented by a lower silver to gold ratio.

Royalties

Production from the Dolores Mine is subject to underlying net smelter return royalties totalling 3.25% on gold and 2% on silver. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores Mine. Royalties totalled $6.3 million in 2011, an increase from $2.7 million in 2010 and $2.4 million in 2009, due to higher realized gold and silver prices and higher gold and silver production in 2011.

Royalties represent a cash cost of $41 per gold equivalent ounce sold during 2011 compared to $35 per gold equivalent ounce sold in 2010 and $26 per gold equivalent ounce sold during 2009.

Amortization and Depletion

Amortization and depletion increased to $17.1 million in 2011, from $10.1 million in 2010 and $10.4 million in 2009 on primarily higher volume of gold and silver sales in 2011 as compared to 2010 and 2009.

Exploration

Exploration expense relates to expenditures incurred prior to the date of a positive economic analysis on a mineral property or where there is insufficient evidence that the expenditure will result in a future economic benefit to the Company. Exploration expense was $5.9 million in 2011, compared with $5.3 million in 2010 and $4.8 million in 2009. Exploration expense in 2011 includes $0.2 million in share based compensation expense, compared to $0.5 million in 2010 and $nil in 2009.

Exploration drilling in 2011 has focused on the La Virginia property with encouraging results. Expenditures for La Virginia totaled $3.5 million for the year.

Management’s Discussion & Analysis	13	Minefinders Corporation Ltd.

Additional exploration activity during 2011 included reverse circulation drilling at the Babicanora and La Capulin projects and continued grid sampling and geologic mapping at the Tepehuahje and Las Cruces projects.

Corporate Administration

Corporate administration expense for the year was $8.1 million in 2011, compared with $8.5 million in 2010 and $10.8 million in 2009. Corporate administration costs in 2011 include $0.7 million in share-based compensation costs compared with $1.8 million in 2010 and $3.4 million in 2009. Corporate administration costs include corporate compensation, professional fees, corporate communications, business development, travel and other general and administrative expenses.

Finance Income

Finance income is primarily comprised of interest on cash and cash equivalents, short term investments and on value added tax recovered in Mexico. Finance income was $1.3 million in 2011 compared with $0.2 million in 2010 and $0.2 million in 2009. The increase from 2010 and 2009 is primarily a result of higher consolidated cash equivalent and short-term investment balances.

Finance Expense

Finance expense totalled $9.6 million in 2011 compared with $10.9 million in 2010 and $11.8 million in 2009. Finance expense consists of the following:

In millions.

	2011	2010	2009
Unwinding of convertible note discount	$5.7	$5.7	$6.0
Interest on convertible note	2.9	3.8	3.8
Unwinding of discount on closure and reclamation provision	0.2	0.2	0.2
Other finance expense	0.8	1.2	1.8
Total finance expense	$9.6	$10.9	$11.8

The Company has unsecured senior convertible notes outstanding with a face value of $36.2 million and an interest rate of 4.5% maturing on December 15, 2015 (the “2015 Notes”). $52.1 million face value of convertible notes outstanding at December 31, 2010 matured on December 15, 2011 (the “2011 Notes”). In accounting for the 2015 Notes, the interest and principal portion is classified as a debt liability and the portion relating to the conversion feature is classified as a derivative liability. The debt liability is measured at amortized cost. As a result, the recorded debt liability to repay the 2015 Notes at December 31, 2011 is lower than its face value. The $5.7 million difference between the carrying value and the face value of the 2015 Notes, characterized as the note discount, is charged to operations and added to the debt liability over the terms of the 2015 Notes using the effective interest rate method. The cost associated with the unwinding of the aggregate convertible note discount associated with both the 2011 and 2015 Notes was $5.7 million in 2011 compared with $5.7 million in 2010 and $6.0 million in 2009.

The Company’s environmental permit requires that it reclaim any land it disturbs during mine construction and operation. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to

Management’s Discussion & Analysis	14	Minefinders Corporation Ltd.

December 31, 2011 to be $10.1 million, an increase from $7.0 million at December 31, 2010. The $3.1 million difference between the carrying value and the future value of the reclamation obligation, characterized as the reclamation and closure discount, is charged to operations and added to the liability over the expected period prior the commencement of significant reclamation.

Other finance expense primarily relates to amounts incurred with respect to the Company’s revolving credit facility with Scotia Capital. Interest is paid on the balance, if any, outstanding on the revolving credit facility. In addition, standby fees are paid on the undrawn portion. In 2011 other finance expense totalled $0.8 million compared with $1.2 million in 2010 and $1.8 million in 2009. The decrease in 2011 is a result of a lower average balance of amounts outstanding on the revolving credit facility during the year.

Change in Fair Value of Derivative Liabilities

The Company’s warrants and the conversion feature of the convertible notes are accounted for as derivative liabilities with changes in fair value included in net income. The fair value of the warrants is determined based on the warrant price as reported by the Toronto Stock Exchange. The fair value of the conversion feature is determined using a valuation model that combines certain assumptions, including volatility and price of the Company’s common shares, and a credit spread term structure with reference to the corresponding value of the debt component of the convertible notes. Generally, an increase in the price of the Company’s outstanding common shares over a reporting period will result in an increase to the derivative liabilities related to both the warrants and the conversion feature of the notes with a corresponding charge to earnings. A decrease in the price of the Company’s outstanding common shares over a reporting period will typically result in a decrease to the derivative liabilities related to both the warrants and the conversion feature of the notes with a corresponding credit to earnings.

The change in fair value of derivative liabilities resulted in a credit to earnings of $8.6 million in 2011 compared to a charge of $10.8 million in 2010. The 2011 credit consisted of a charge of $1.0 million related to the warrants (2010 charge - $3.0 million) and a credit of $9.6 million related to the conversion feature of the convertible notes (2010 charge - $7.8 million).

The Company settled in full its $52.1 million face value convertible notes maturing in December 2011 in accordance with their terms. In settling the notes, the Company issued 4,202,199 common shares on the conversion of $45.72 million face value of the notes. The remaining notes with a face value of $6.34 million were held to maturity and settled by a cash payment of $6.34 million in respect of the principal and $0.14 million in respect of accrued interest.

As of January 3, 2012, being the final date to exercise, all of the 2,828,500 warrants outstanding as of December 31, 2011 had been exercised for cash proceeds of CDN$14.1 million with the exception of 3,000 warrants that expired unexercised. Subsequent to January 3, 2012, the Company has no outstanding warrants.

Foreign Exchange

The Company recorded a $0.5 million foreign exchange loss in 2011, compared with a gain of $2.1 million in 2010 and a gain of $2.4 million in 2009. The foreign exchange loss for 2011 primarily resulted from the decreased value of the Canadian dollar and Mexican Peso against the US dollar during the year applicable to the Canadian dollar and Mexican peso denominated cash and receivable balances.

Management’s Discussion & Analysis	15	Minefinders Corporation Ltd.

Income Taxes

Income tax expense in 2011 was $40.0 million, up from a $6.0 million expense in 2010 and $0.2 million in 2009. The increase in income tax expense is primarily due to the $35.6 million increase in the deferred tax liability during 2011 as the Company utilizes loss carry forwards on taxable income earned in Mexico related to the Dolores Mine. Income tax expense in the year also includes certain current taxes in Mexico and Barbados which have increased from 2010 and 2009 due to higher income.

Capital Resources and Liquidity

Working Capital

At December 31, 2011, the Company had $239.2 million in cash, cash equivalents and short-term investments, up from $166.9 million as at December 31, 2010, and working capital of $310.9 million, up from $167.4 million as at December 31, 2010. The primary reason for the increase in working capital was cashflow from operations of $118.7 million and $18.6 million from the exercise of stock options and warrants during 2011, partially offset by capital expenditures of $41.4 million and the payment of $17.0 million on the Company’s revolving credit facility.

Accounts receivable as at December 31, 2011 totalled $10.5 million, up from $7.3 million as at December 31, 2010. Of the December 31, 2011 receivables, $9.8 million represents value added tax (“VAT”) paid by Minefinders on goods and services in Mexico and is refundable from the Mexican tax authorities (December 31, 2010 - $6.5 million). The Company received refunds of VAT totalling $14.5 million (December 31, 2010 - $12.0 million) during the year.

Inventory as at December 31, 2011 totalled $78.0 million, up from $49.5 million as at December 31, 2010. Inventory is comprised of supplies, ore stockpiles, work in process and finished goods. Work in process is the most significant component of inventory and includes crushed ore, ore on leach pads and material in the final process of conversion to doré. Work in process as at December 31, 2011 totalled $59.5 million, up from $41.8 million as at December 31, 2010. Work in process inventory includes 31,896 ounces of recoverable gold and 3,803,957 ounces of recoverable silver, up from 29,491 ounces and 3,062,564 ounces, respectively, at December 31, 2010. The increase in work in process inventory primarily reflects gold equivalent ounces stacked exceeding ounces recovered during 2011. Supplies inventory has increased $6.3 million to $11.3 million in 2011 from $5.0 million at December 31, 2010. The increase in supplies inventory is primarily the result of the termination of the maintenance contract for the Company’s mining fleet effective October 1, 2011. In connection with the termination of the contract and the transition to in-house maintenance, the Company purchased from the third-party contractor the supply inventory applicable to the Dolores Mine fleet at a cost of $2.8 million. In addition, costs associated with inventory items such as tires and reagents generally increased throughout 2011 and the Company increased the quantities held on site towards the end of 2011 to ensure availability as needed.

Cash Flow

Operating cash flow before changes in non-cash working capital for 2011 increased to $147.0 million compared with $31.2 million in 2010 and $14.3 million in 2009. The increase is due to increased proceeds of gold and silver sales, net of cash operating costs, contributing positively to operating cash flow.

Cash flow provided by operations after changes in working capital in 2011 was $118.7 million compared

Management’s Discussion & Analysis	16	Minefinders Corporation Ltd.

with cash flow provided by operations of $11.9 million in 2010 and $10.0 million in 2009. See pages 26 and 27 for a reconciliation of operating cash flow before changes in working capital to cash flow provided by or used in operations after changes in non-cash working capital.

Cash flow used in investing activities was $21.2 million in 2011 as compared to cash flow used in investing activities of $75.4 million in 2010 and $8.2 million in 2009. Cash flows used in investing activities in the year were primarily driven by the purchase of $20.0 million in short-term investments and expenditures of $41.4 million in the purchase of mineral property, plant and equipment partially offset by the redemption of $40.2 million of short-term investments. Expenditures on mineral property, plant and equipment in 2011 were primarily directed at pre-stripping activities, dam and leach pad construction and equipment purchases. The $35.4 million in expenditures on mineral property, plant and equipment in 2010 were primarily directed at leach pad expansion, bypass road construction, and pre-stripping activities in the open pit. In 2009, investments in mineral property, plant and equipment were primarily incurred in the construction and commissioning of the Dolores Mine. In 2009, cash flows used in investing activities were partially offset by pre-commercial production sales proceeds.

Cash flows provided used in financing activities in 2011 totalled $4.8 million compared to $159.5 million provided by financing activities in 2010 and $1.1 million provided by financing activities in 2009. Financing activities in 2011 include a payment of $17.0 million on the Company’s revolving credit facility and a payment of $6.3 million related to the expiry of the convertible notes, partially offset by net proceeds of $18.6 million on the issue of common shares due to the exercise of stock options and warrants (see Share Capital Transactions on page 18). In 2010, the Company completed an equity offering for net proceeds of $141.4 million. In 2009, the Company also received proceeds from the issuances of common shares as a result of an equity offering which was largely offset by the repayment of the revolving credit facility.

Long-Term Debt

In December 2010 the Company renewed its $50 million revolving credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”). The renewal was structured as an amendment to the existing credit agreement with BNS and extended the term of the revolving credit facility an additional three years to December 2013.

At December 31, 2010, $17.0 million was outstanding on the credit facility. During the first quarter of 2011 the $17.0 million balance outstanding was retired. The full $50 million in credit was available as at December 31, 2011.

At December 31, 2011 the Company’s only unsecured senior convertible notes outstanding were the 2015 Notes, with a face value of $36.2 million and an interest rate of 4.5% maturing on December 15, 2015 convertible, subject to adjustment, into 3,027,152 common shares of the Company.

If converted, the Company has the option to use cash to settle all or a portion of the shares issuable in respect of the 2015 Notes.

Management’s Discussion & Analysis	17	Minefinders Corporation Ltd.

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at December 31, 2011 is as follows:

In millions.

	Payments Due by Period
		Less Than			After 5
Contractual Obligations	Total	One Year	1-3 Years	4-5 Years	Years
Long-term debt obligations (1)	$42.8	$1.6	$3.3	$37.9	$-
Operating leases (2)	0.9	0.3	0.3	0.3	-
Asset retirement obligation (3)	13.1	-	-	-	13.1
Total	$56.8	$1.9	$3.6	$38.2	$13.1
(1)	Includes principal and interest of the 2015 convertible notes.
(2)	Includes existing leases without extensions.
(3)	Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

Share Capital Transactions

During 2011, 7,228,521 shares of the Company were issued on the exercise of stock options and warrants and the conversion of the 2011 Notes for net proceeds of $18.6 million and the retirement of $45.72 million face value of convertible debt. In 2010, 13,932,374 shares of the Company were issued pursuant to an equity financing and on the exercise of stock options and warrants for net proceeds of $142.8 million. In 2009, 6,766,076 shares of the Company were issued pursuant to an equity financing and on the exercise of stock options and warrants for net proceeds of $61.1 million.

Subsequent to December 31, 2011, 2,825,500 warrants were exercised for proceeds of CDN$14.1 million. A total of 3,000 warrants expired unexercised on January 3, 2012.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, convertible notes, the balance, if any, outstanding on the revolving credit facility and derivative liabilities associated with the conversion feature of the convertible notes and, prior to January 3, 2012, the Company’s outstanding warrants.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk. Credit risk exposure is limited through maintaining cash and cash equivalents with high-credit quality financial institutions and instruments. To monitor liquidity risk, the Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility. Market risks include foreign currency risk, equity risk, interest rate risk, and commodity price risk.

The Company manages its foreign currency risk by adjusting balances in currencies other than the US

Management’s Discussion & Analysis	18	Minefinders Corporation Ltd.

dollar from time to time. The Company acquires certain assets at prices denominated in foreign currencies and it incurs certain costs denominated in foreign currencies in the normal course of business. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so. At December 31, 2011 the Company is not party to any derivative contracts. At December 31, 2011 the Company had $157.0 million in US dollar denominated bank deposits, US$30.4 million in Canadian dollar denominated bank deposits and US$32.1 million in Mexican peso denominated bank deposits.

Interest rate risk relates primarily to the floating rate to which the outstanding balance on the credit facility, if any, is subject. The convertible debt is not subject to interest rate risk given its fixed rate of 4.5% per annum. The Company is subject to commodity price risk given that the prices of gold and silver fluctuate widely and are affected by numerous factors outside the Company’s control. Proceeds from the sale of gold and silver are directly affected by the price of gold and silver.

Fair value changes in the Company’s derivative liabilities related to the conversion feature of the convertible notes and, prior to January 3, 2012, the outstanding warrants are subject to equity price risk. Changes in the market price of the Company’s publicly traded warrants may have a material effect on the fair value of the associated derivative liability and on net income. Changes in the market price of the Company’s publicly traded common shares may have a material effect on the fair value of the conversion feature of the convertible notes and on net income. Changes in these derivative liabilities can have a material effect on the Company’s profit and loss in a reporting period.

Outstanding Share Data

As at February 22, 2012 there were:

  89,770,791 common shares issued and outstanding.

  95.7 million common shares fully diluted, including:

    2,887,049 stock options outstanding with exercise prices ranging between CDN$9.52 and CDN$15.40 per share, of which 1,699,549 are exercisable;

    3,027,152 common shares issuable on conversion of convertible notes totaling $36.2 million. The notes are convertible at a rate of 83.5422 common shares per $1,000 principal amount of notes equal to $11.97 per share, subject to adjustment.

Accounting Principles

The Financial Statements have been prepared in accordance with IFRS.

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Changes in Accounting Policies

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises were required to adopt IFRS for fiscal years beginning on or after January 1, 2011. Accordingly, the Company has transitioned from Canadian GAAP reporting and commenced reporting under IFRS effective the quarter ended March 31, 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP has affected the Company’s reported financial

Management’s Discussion & Analysis	19	Minefinders Corporation Ltd.

position and results of operations and the Company’s accounting policies, internal control over financial reporting and disclosure controls and procedures. In addition, on conversion to reporting in accordance with IFRS, the Company is no longer required to include a reconciliation to US GAAP in the financial statements and accordingly will no longer do so.

The Company’s conversion plan to IFRS consisted of four primary stages including planning, assessment, design and implementation with periodic meetings with the Audit Committee to report progress and findings. The Company has completed the conversion plan and is reporting in accordance with IFRS. This will include ongoing monitoring of changes in IFRS, the potential or probable effects of which will be evaluated and disclosed as applicable.

The areas noted below had the most significant effect on financial reporting. Note 22 to the Financial Statements includes additional detail on the financial statement and accounting effect of the transition to IFRS.

First time adoption

The Company’s adoption of IFRS required application of IFRS 1 which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the transition date retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following represent the optional exemptions that the Company has applied:

Borrowing costs – IFRS 1 permits the Company to apply IAS 23 Borrowing Costs prospectively from the transition date rather than retrospectively restate borrowing costs previously expensed to comply with IFRS requirements to capitalize borrowing costs for qualifying assets. The Company has elected this exemption and no adjustment was required on transition with respect to previously expensed borrowing costs.

Share-based payments – IFRS 1 permits the Company to apply IFRS 2 Share-based payments only to awards granted on or after the transition date. The Company has elected this exemption. There is no difference between Canadian GAAP and IFRS on transition with respect to share-based payments.

Foreign currency translation differences – IFRS 1 permits the Company to transfer foreign currency translation difference recognized as a separate component of equity to deficit on the transition date. The Company has elected this exemption and reclassified $5.1 million from accumulated other comprehensive income under Canadian GAAP to the deficit under IFRS.

Provision for closure and reclamation

Under IFRS, a change in the current market-based discount rate will result in a change in the measurement of the closure and reclamation provision whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates. In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. As a result, the provision for closure and reclamation has been re-measured using the discount rate in effect at the transition date and an adjustment has been recorded to the corresponding asset.

Management’s Discussion & Analysis	20	Minefinders Corporation Ltd.

Warrants

Under IFRS, warrants with exercise prices denominated in a currency other than the functional currency of the issuer must be classified as liabilities and recognized at fair value with changes in fair value reflected through profit or loss. The Company’s outstanding warrants had an exercise price denominated in Canadian dollars and the functional currency of the Company is the US dollar. Therefore, under IFRS the warrants are recognized as a liability at fair value with the same fair value changes reflected through profit or loss. This change, because of the volatility in the Company’s underlying common share price, has increased the volatility in the total liabilities of the Company and in profit and losses from reporting period to period under IFRS. As of January 3, 2012, all of the Company’s outstanding warrants had been exercised with the exception of 3,000 warrants which expired unexercised.

Mineral property, plant and equipment

IFRS requires entities to componentize all assets and record amortization on a component-by-component basis. The Company conducted an assessment on all long-lived assets for their major components in order to determine if a difference exists between Canadian GAAP values and IFRS values. The Company has concluded that there is not a significant difference between Canadian GAAP and IFRS on transition as a result of this accounting difference.

Convertible notes

Under IFRS, the issuer’s option to settle in cash upon conversion results in the conversion feature of convertible debt being accounted for as an embedded derivative measured at fair value on initial recognition. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date. The Company has the option to settle in cash upon conversion of the outstanding convertible notes. Accordingly, the Company has recorded an opening IFRS balance sheet adjustment to account for the convertible debt as a liability with an embedded derivative component measured at fair value as at the balance sheet date. This change has increased the volatility in the total liabilities of the Company and in profit and loss from reporting period to period under IFRS.

Deferred income taxes

Under IFRS, tax basis in a jurisdiction in which the currency for tax purposes differs from the functional currency of the taxable entity must be retranslated to the functional currency at each reporting date using the current exchange rate. Accordingly, under IFRS this translation difference may create temporary differences on which deferred tax may be recognized through profit and loss. Under Canadian GAAP, tax basis is translated at the historic exchange rate at the time the tax basis was created and no such taxable temporary differences are created on translation. This change has increased the volatility in the deferred tax liability of the Company and in profit and loss from reporting period to period under IFRS.

In addition, under IFRS there is an initial recognition exemption for temporary differences arising from assets or liabilities subject to a transaction that is not a business combination and, at the time of the transaction, do not affect profit and loss for accounting or tax purposes. No such exemption is available under Canadian GAAP. Accordingly, on transition to IFRS, a tax liability associated with an asset that did not constitute a business combination was reversed with an associated reduction of mineral property.

Under IFRS, when an asset is revalued for tax purposes and that revaluation is not related to an accounting revaluation of an earlier period, or one that is expected to be carried out in a future period, the tax effect of the adjustments to the tax basis are recognized in profit or los. Under Canadian GAAP, the tax effect of these adjustments is not recognized.

Management’s Discussion & Analysis	21	Minefinders Corporation Ltd.

Financial statement presentation

The presentation of the cash flow statement in accordance with IFRS differs from the presentation of the cash flow statement in accordance with Canadian GAAP. The changes made to the statements of financial position and statements of income and comprehensive income have resulted in reclassifications of various amounts on the statement of cash flows. However, as there have been no changes to the total operating, financing or investing cash flows, no reconciliations have been provided in the Financial Statements. The classification of certain items within the statement of income and comprehensive income has also been adjusted with no net effect to net income or loss. Most significantly, unwinding of the convertible note discount, unwinding of the closure and reclamation provision discount, interest expense and finance fees as previously reported under Canadian GAAP have been aggregated into finance expense on the statement of income and comprehensive income under IFRS and reported separately for disclosure purposes in note 15 to the Financial Statements.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires the Company to select from possible alternative accounting principles and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company records the cost of crushed ore, ore on leach pads and material in the process of being converted to a saleable product (gold and silver doré) as work in process inventory and values work in process inventory at the lower of average production cost and net realizable value. These costs are removed from work in process inventory based on the ounces of gold and silver produced. The assumptions used in the valuation of work in process inventory include estimates of gold and silver contained in the crushed ore and ore on the leach pads, assumptions of the amounts of gold and silver that are expected to be recovered from crushed ore and ore on the leach pads, estimates of the amounts of gold and silver in the recovery circuit and assumptions of the gold and silver prices expected to be realized when the gold and silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company might be required to write-down the recorded value of work in process inventory.

Remediation work on the tear in the phase 1 leach pad liner commenced in the third quarter of 2010 and, as a result, leaching of a significant portion of the phase 1 leach pad was suspended pending repair of the tear. The remediation work negatively affected production of gold and silver in the third and fourth quarters of 2010 with all production in 2011 being recovered from the phase 2 leach pad which was commissioned during the fourth quarter of 2010. Recoverable gold and silver on the phase 1 leach pad continues to be recovered in part through the transfer of non-irrigated and higher grade ore from the phase 1 pad to the phase 2 pad for immediate leaching. The remaining material on the phase 1 leach pad consists of approximately 8.3 million tonnes containing 3,800 recoverable gold ounces and 575,000 recoverable silver ounces. Given the lower grade of this material, it will not be moved to the phase 2 leach pad currently in production or to the phase 3 leach pad, construction of which is expected to be completed in 2012. Instead, this material will be reserved for future processing, the manner of which will be determined based on the resolution of a remediation plan for the phase 1 pad. No write-down of the recorded value of work in process inventory has been recorded at December 31, 2011. However, a write-down may become necessary if the expected recovery of the gold and silver from the remaining material stacked on the phase 1 pad proves to be an inaccurate forecast.

Management’s Discussion & Analysis	22	Minefinders Corporation Ltd.

In each reporting period, the Company assesses the carrying amounts of non-financial assets, which consist primarily of mineral properties, plant and equipment to determine whether whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If any such indication exists, then the recoverable amount of the asset is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets (the “cash-generating unit”). This generally results in the Company evaluating its non-financial assets on a mine by mine basis. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Impairment losses recognized in prior periods are also assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reduced if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

A provision for site closure and reclamation is recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal or constructive obligation first arises, not when the actual expenditures are made. Such obligations are based on estimated future cash flows discounted at a rate specific to the liability. The closure and reclamation cost is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for items such as changes in the amount and timing of the expected cash expenditures or in the discount rate. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology and the increase is charged against earnings. The determination of closure and reclamation provisions includes estimates of current regulatory requirements, costs to settle the obligation, timing of expenditures, applicable interest rates and disturbance to date. Revisions to these estimates may result in an increase or decrease to recorded closure and reclamation provisions.

The Company determines the fair value of the debt liability component of its convertible notes at inception and the derivative component at inception and subsequent reporting periods. The derivative component, representing the fair value of the conversion feature, is a calculated amount not based on historical cost, but on data and assumptions introduced to an option pricing model such as the current price of the Company’s common shares, an estimate of the average expected hold period of the convertible notes before exercise, the expected volatility of the Company’s share price in the expected hold period and other applicable variables. The carrying value of the debt liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion feature and it is not transferable, the resulting calculated values of the derivative and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

The Company follows accounting guidelines in determining the fair value of the derivative liability associated with the Company’s outstanding warrants. The warrants are publicly traded and, as there is an active and liquid market for the warrants on the Toronto Stock Exchange (the “TSX”), the fair value of the derivative liability associated with the warrants is based on the prices reported on the TSX.

Management’s Discussion & Analysis	23	Minefinders Corporation Ltd.

The Company determines the fair value of stock option compensation based on data and assumptions introduced to an option pricing model such as the current price of the Company’s common shares, an estimate of the average expected hold period of issued stock options before exercise, expiry or cancellation, the expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference) and other applicable variables. Given the method for calculating fair value, the fact that there is no market for the options and they are not transferable, the resulting calculated value is an estimate and not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

The Company records deferred income taxes using the balance sheet liability method. The Company’s deferred income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, as well as the losses carried forward. Deferred tax assets are recognized only to the extent that, in the opinion of management, it is probable that the benefit of the deferred income tax assets will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. Deferred income taxes also incorporate management’s estimates regarding the utilization of tax loss carry forwards which are dependent on future operating performance and transactions.

Supplementary Financial Measures

Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce is a measure typically reported by mining companies but is a non-IFRS measure without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce.

Management’s Discussion & Analysis	24	Minefinders Corporation Ltd.

Reconciliation of Operating and Total Cash Costs to Financial Statements

In millions of dollars, except ounces and per ounce amounts. 2009 amounts are reported under Canadian GAAP.

For the year ended December 31,		2011	2010	2009
Operating Cash Costs
	Production costs per financial statements	72.4	44.8	41.7
Add	Pre-commercial operating costs capitalized to mineral property, plant and equipment	-	-	10. 4
Less	Share-based compensation included in production costs (non-cash)	(0.2)	(0.5)	-
	Cash production costs	72.2	44.3	52.1
Divided by	Gold equivalent ounces sold	155,498	75,767	94,676
	Operating cash cost per gold equivalent ounce sold	464	585	550

Total Cash Costs
	Cash production costs	72.2	44.3	52.1
Add	Royalties	6.3	2.7	2.2
Add	Pre-commercial royalties capitalized to mineral property, plant and equipment	-	-	0.2
	Total cash costs	78.5	47.0	54.5
Divided by	Gold equivalent ounces sold	155,498	75,767	94,676
	Total cash cost per gold equivalent ounce sold	505	620	576

Operating Cash Costs, Net of Silver Credit
	Cash production costs	72.2	44.3	52.1
Less	Proceeds from silver sales	(125.1)	(25.0)	(19.4)
	Total production cash costs, net of silver sales	(52.9)	19.3	32.7
Divided by	Gold ounces sold	74,372	55,977	75,126
	Operating cash cost per gold ounce sold	(711)	345	435

Total Cash Costs, Net of Silver Credit
	Total cash costs	78.5	47.0	54.5
Less	Proceeds from silver sales	(125.1)	(25.0)	(19.4)
	Total cash costs, net of silver sales	(46.6)	22.0	35.1
Divided by	Gold ounces sold	74,372	55,977	75,126
	Total cash cost per gold ounce sold	(627)	393	467

Management’s Discussion & Analysis	25	Minefinders Corporation Ltd.

For the 3 months ended December 31,		2011	2010	2009
Operating Cash Costs
	Production costs	15.9	10.8	14.9
Less	Share-based compensation included in production costs (non-cash)	(0.2)	(0.1)	-
	Cash production costs	15.7	10.7	14.9
Divided by	Gold equivalent ounces sold	37,000	22,690	25,131
	Operating cash cost per gold equivalent ounce sold	424	472	593

Total Cash Costs
	Cash production costs	15.7	10.7	14.9
Add	Royalties	1.7	0.9	0.8
	Total cash costs	17.4	11.6	15.7
Divided by	Gold equivalent ounces sold	37,000	22,690	25,131
	Total cash cost per gold equivalent ounce sold	470	511	625

Operating Cash Costs, Net of Silver Credit
	Cash production costs	15.7	10.7	14.9
Less	Proceeds from silver sales	(27.4)	(11.8)	(5.2)
	Total production cash costs, net of silver sales	(11.7)	(1.1)	9.7
Divided by	Gold ounces sold	20,664	14,150	20,400
	Operating cash cost per gold ounce sold	(566)	(78)	475

Total Cash Costs, Net of Silver Credit
	Total cash costs	17.4	11.6	15.7
Less	Proceeds from silver sales	(27.4)	(11.8)	(5.2)
	Total cash costs, net of silver sales	(10.0)	(0.2)	10.5
Divided by	Gold ounces sold	20,664	14,150	20,400
	Total cash cost per gold ounce sold	(484)	(14)	515

Reconciliation of Operating Cash Flows

The Company uses operating cash flow before changes in working capital as a supplemental financial measure in its evaluation of liquidity. The Company believes that adjusting for the changes in non-cash working capital items due to timing issues assists in making liquidity assessments. 2009 amounts are reported under Canadian GAAP.

In millions of dollars.

For the year ended December 31,	2011	2010	2009
Operating cash flow before changes in working capital	147.0	31.2	14.3
Change in non-cash working capital balances:
Accounts receivable	(3.2)	(3.1)	0.1
Inventory	(25.4)	(17.9)	(10.3)
Prepaid expenses	(0.4)	0.5	(1.2)
Accounts payable and accrued liabilities	0.7	1.2	7.1

Cash provided by operations	118.7	11.9	10.0

Management’s Discussion & Analysis	26	Minefinders Corporation Ltd.

For the 3 months ended December 31,	2011	2010	2009
Operating cash flow before changes in working capital	40.4	16.9	8.5
Change in non-cash working capital balances:
Accounts receivable	(3.4)	(0.7)	(1.3)
Inventory	(6.6)	(6.4)	(1.4)
Prepaid expenses	(0.3)	(0.2)	(0.9)
Accounts payable and accrued liabilities	(6.1)	0.3	(0.7)

Cash provided by operations	24.0	9.9	4.2

Reconciliation of Adjusted Net Income to Financial Statements

The Company uses adjusted net income as a supplemental financial measure in its evaluation of income during a period. The Company believes that adjusting for items including changes in the fair value of derivative liabilities and other unusual or non-recurring items assists in making assessments of net income for the period. 2011 and 2010 are reported in accordance with IFRS and 2009 is reported under Canadian GAAP.

In millions of dollars.

For the year ended December 31,	2011	2010	2009
Adjusted net income (loss)	82.5	6.8	(4.3)
Reconciling items:
Change in fair value of derivative liabilities	8.6	(10.8)	-
Net income (loss) and comprehensive income (loss) for the year	91.1	(4.0)	(4.3)

For the 3 months ended December 31,	2011	2010	2009
Adjusted net income	23.7	11.3	12.1
Reconciling items:
Change in fair value of derivative liabilities	35.9	(18.0)	-
Net income (loss) and comprehensive income (loss) for the period	59.6	(6.7)	12.1

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

There were no related party transactions during the year ended December 31, 2011.

Management’s Discussion & Analysis	27	Minefinders Corporation Ltd.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this discussion and analysis, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011. The Company’s independent registered public accounting firm, KPMG LLP, has issued an auditors’ report on the effectiveness of the Company’s internal control over financial reporting.

Changes in Internal Controls Over Financial Reporting

While the Company’s internal control over financial reporting has been modified in the transition to IFRS, there has been no change in the Company's internal control over financial reporting during the year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its

Management’s Discussion & Analysis	28	Minefinders Corporation Ltd.

stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Forward Looking Statements

This discussion and analysis contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2011 which is incorporated by reference herein and available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward-looking statements that are incorporated by reference, except in accordance with applicable securities laws.

Risks and Uncertainties

The Company is a precious metals mining and exploration company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political, economic and social conditions in Mexico; difficulties with the operation of the Dolores Mine; the availability of, and volatility of costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com.

Management’s Discussion & Analysis	29	Minefinders Corporation Ltd.

Note to US Investors

This discussion and analysis has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report and in the Company’s Annual Information Form concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject only to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Management’s Discussion & Analysis	30	Minefinders Corporation Ltd.